Filed pursuant to Rule 433

Registration Statement No. 333-253587

Relating to Preliminary Prospectus Supplement

dated April 19, 2021

Republic of Colombia

Term Sheet

U.S.$2,000,000,000 3.250% Global Bonds due 2032

Issuer:	Republic of Colombia (“Republic”)
Transaction:	3.250% Global Bonds due 2032 (“2032 Global Bonds”)
Expected Issue Ratings*:	Baa2/BBB-/BBB- (Moody’s, negative / S&P, negative / Fitch, negative)
Format:	SEC-Registered
Principal Amount:	U.S.$2,000,000,000
Pricing Date:	April 19, 2021
Settlement Date:	April 22, 2021 (T+3)
Make-Whole Call:	Prior to January 22, 2032 at a discount rate of Treasury Yield plus 30 basis points
Par Call:	On and after January 22, 2032 (three months before the maturity date) redeemable at 100.000%
Maturity Date:	April 22, 2032
Interest Payment Dates:	April 22 and October 22 of each year, commencing October 22, 2021, to the holders of record on April 7 and October 7 preceding each payment date
Benchmark Treasury:	1.125% UST due February 15, 2031
Benchmark Treasury Price and Yield:	95-20+ and 1.606%
Spread to Benchmark Treasury:	+175 bps
Yield to Maturity:	3.356%
Coupon:	3.250%
Price to Public:	99.032%, not including accrued interest
Gross Proceeds (before underwriting discount and expenses) to Issuer:	U.S.$1,980,640,000, plus accrued interest, if any, from April 22, 2021
Day Count:	30/360
Denominations:	U.S.$200,000 and increments of U.S.$1,000 in excess thereof
Listing and Trading:	Application will be made to list the 2032 Global Bonds on the official list of the Luxembourg Stock Exchange and to trade on the Euro MTF Market.
Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC

Preliminary Prospectus Supplement:	https://www.sec.gov/Archives/edgar/data/917142/000119312521120401/d141948d424b3.htm
Clearing:	DTC and its participants, including the depositaries for Euroclear Bank S.A./N.V. as operator of the Euroclear System plc, and Clearstream Banking, société anonyme
CUSIP/ISIN:	195325DZ5/US195325DZ51

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction, revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at +1-800-294-1322, Citigroup Global Markets Inc. toll-free at +1-800-831-9146 or Morgan Stanley & Co. LLC toll-free at +1-866-718-1649.

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